                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4
                                              ---

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value NLG .01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 Richard E. Blohm, Jr., 1415 Louisiana Street, Suite 3000, Houston, Texas 77002
                                 (713) 739-6500
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                                 SEC 1746(12-91)

-------------------------------------------------                                 -------------------------------------------------
 CUSIP No.  N19808109                                       SCHEDULE 13D           Page             2  of     7              Pages
-------------------------------------------------                                 -------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Farinvest, Ltd.

-----------------------------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]
                                                                                                                        (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          00
-----------------------------------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-----------------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF
                      -------------------------------------------------------------------------------------------------------------
       SHARES           8      SHARED VOTING POWER

    BENEFICIALLY               0
                      -------------------------------------------------------------------------------------------------------------
      OWNED BY          9      SOLE DISPOSITIVE POWER

       EACH                    0
                      -------------------------------------------------------------------------------------------------------------
     REPORTING          10     SHARED DISPOSITIVE POWER

       WITH                    0
-----------------------------------------------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-----------------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0%
-----------------------------------------------------------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------                                 -------------------------------------------------
 CUSIP No.  N19808109                                       SCHEDULE 13D           Page             3  of     7              Pages
-------------------------------------------------                                 -------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Farinvest N.V.

-----------------------------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a)  [ ]
                                                                                                                       (b)  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          00
-----------------------------------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands Antilles

-----------------------------------------------------------------------------------------------------------------------------------
    NUMBER OF      7      SOLE VOTING POWER

     SHARES               0
                 ------------------------------------------------------------------------------------------------------------------
  BENEFICIALLY     8      SHARED VOTING POWER

    OWNED BY              0
                 ------------------------------------------------------------------------------------------------------------------
     EACH          9      SOLE DISPOSITIVE POWER

   REPORTING              0
                 ------------------------------------------------------------------------------------------------------------------
    PERSON        10      SHARED DISPOSITIVE POWER

     WITH                 0
-----------------------------------------------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-----------------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0%
-----------------------------------------------------------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------                                 -------------------------------------------------
 CUSIP No.  N19808109                                       SCHEDULE 13D           Page             4  of     7              Pages
-------------------------------------------------                                 -------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wedge Engineering B.V.

-----------------------------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                                                              (a)  [ ]
                                                                                                                       (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          00
-----------------------------------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands
-----------------------------------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF       -------------------------------------------------------------------------------------------------------------
                        8      SHARED VOTING POWER
        SHARES

     BENEFICIALLY              3,852,764
                      -------------------------------------------------------------------------------------------------------------
       OWNED BY         9      SOLE DISPOSITIVE POWER

        EACH
                               0
      REPORTING       -------------------------------------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
       PERSON

        WITH                   3,852,764
-----------------------------------------------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,852,764
-----------------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          Approximately 18.1%
-----------------------------------------------------------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------------                                 -------------------------------------------------
 CUSIP No.  N19808109                                       SCHEDULE 13D           Page             5  of     7              Pages
-------------------------------------------------                                 -------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Issam M. Fares
-----------------------------------------------------------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a)  [ ]
                                                                                                                       (b)  [ ]
-----------------------------------------------------------------------------------------------------------------------------------
 3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          00
-----------------------------------------------------------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Lebanon
-----------------------------------------------------------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               0
      NUMBER OF       -------------------------------------------------------------------------------------------------------------
                       8       SHARED VOTING POWER
       SHARES
                               3,852,764
     BENEFICIALLY
                      -------------------------------------------------------------------------------------------------------------
       OWNED BY        9       SOLE DISPOSITIVE POWER

        EACH                   0
                      -------------------------------------------------------------------------------------------------------------
      REPORTING        10      SHARED DISPOSITIVE POWER

        WITH                   3,852,764
-----------------------------------------------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,852,764
-----------------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          Approximately 18.1%
-----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to the statement on Schedule 13D, originally filed on January 8, 2001 and amended on February 14, 2001, December 10, 2001 and March 6, 2002 (the "Original Statement"), is filed by Farinvest, Ltd., a Cayman Islands company, Farinvest N.V., a Netherlands Antilles company, WEDGE Engineering B.V., a Netherlands company ("WEDGE Engineering") and Issam M. Fares and relates to the Common Stock, par value NLG .01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands ("CBI"), to supplement certain information set forth the Original Statement. Unless amended or restated, the Original Statement remains in effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.           PURPOSE OF TRANSACTION.

         The text of Item 4 of the Original Statement (including any supplements thereto) is hereby amended and restated in its entirety to read as follows:

         The acquisitions of Common Stock were made for investment purposes. The Reporting Persons intend to monitor their investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer. Due to restrictions in the Shareholder Agreement, as defined and described in Item 6, none of the Reporting Persons has specific plans or proposals which would relate to or result in (except to the extent such actions may be requested in the future by the Issuer or are described herein):

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as described in Item 6 with respect to the Shareholder Agreement (as defined in Item 6);

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any actions similar to those enumerated above.

         On February 13, 2002, WEDGE Engineering adopted a Sales Plan ("Sales Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which it instructed Sanders Morris Harris Inc., as its agent, to sell in one or more transactions (whether through brokers' transactions, block trades or otherwise) up to 500,000 of its shares of Common Stock during the period beginning on February 13, 2002 and ending on April 30, 2002 (or earlier if certain specified conditions occur) in accordance with the terms, conditions and restrictions set forth in the Sales Plan, including compliance with the Shareholders Agreement and whether the market price of the Common Stock meets or exceeds specified targets. The 500,000 shares of Common Stock have previously been registered under a Registration Statement on Form S-3 (File No. 333-70760), which was declared effective by the Securities and Exchange Commission on November 9, 2001.

         On March 6, 2002, Sanders Morris Harris Inc. sold 122,000 shares of Common Stock for $27.025 per share pursuant to the Sales Plan. On March 7, 2002, Sanders Morris Harris Inc. sold 378,000 shares of Common Stock for $26.136 per share pursuant to the Sales Plan. All of the shares subject to the Sales Plan, which was intended to allow diversification in the investments of WEDGE Engineering and its affiliates, have been sold.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The text of Item 5 is hereby deleted in its entirety and the following substituted therefor:

         (a) As set forth herein, WEDGE Engineering owns 3,852,764 shares of Common Stock of CBI, which represents approximately 18.1% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of September 30, 2001, as represented by CBI). See Items 3 and 4.

                  As set forth herein, Mr. Fares may be deemed to beneficially own 3,852,764 shares of Common Stock of the Issuer, which represents approximately 18.1% of the outstanding Common Stock (based upon the number of shares of Common Stock outstanding as of September 30, 2001, as represented by CBI). See Items 3 and 4.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by WEDGE Engineering. See Item 2.

         (c)      See Items 3 and 4.

         (d)      Not applicable.

         (e) Each of Farinvest, Ltd. and Farinvest N.V. ceased to be a beneficial owner of more than five percent of the Common Stock on or before December 28, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: March 15, 2002.

                                  FARINVEST, LTD.

                                  By:  Issam M. Fares, its Managing Director



                                       By:  /s/ Richard E. Blohm, Jr.
                                            --------------------------
                                            Richard E. Blohm, Jr.
                                            Attorney-in-Fact

                                  FARINVEST N.V.

                                  By:  Issam M. Fares, its Managing Director



                                       By:  /s/ Richard E. Blohm, Jr.
                                            --------------------------
                                            Richard E. Blohm, Jr.
                                            Attorney-in-Fact

                                  WEDGE ENGINEERING B.V.

                                  By:  Minefa Holding, B.V.,
                                       its Managing Director

                                       By:  Issam M. Fares,
                                            its Managing Director

                                            By:  /s/ Richard E. Blohm, Jr.
                                                 --------------------------
                                                 Richard E. Blohm, Jr.
                                                 Attorney-in-Fact

                                  ISSAM M. FARES



                                  By:  /s/ Richard E. Blohm, Jr.
                                       --------------------------
                                       Richard E. Blohm, Jr.
                                       Attorney-in-Fact